82-4630

ventracor

RECEIVED
2006 JAN 24 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

asx announcement

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08010426

Ventracor Expands US Clinical Trial Support Team

Sydney 11 January 2006: Ventracor Limited (ASX:VCR) today announced the appointment of Tom Gould to the position of Director of Field Support in the US.

Tom was previously Head of Field Support for MicroMed Cardiovascular (www.micromedcv.com) where he directed the initiation of over 30 Left Ventricular Assist Device (LVAD) implant centers for the DeBakey VAD.

Before joining MicroMed he contributed to the success of ThermoCardio Systems where he was responsible for sales and support of the HeartMate 1 LVAD and supervision of the US field support team. ThermoCardio Systems was acquired by Thoratec (THOR:NASD).

Tom will manage all field support staff in the US, hospital site initiation, implant support and other marketing functions. He will report to Chief Operating Officer Peter Crosby.

Tom's appointment comes as Ventracor moves closer to finalising enrolment in the first stage of its US clinical trial program by the first quarter of 2006, a major milestone for the company.

About Ventracor
Ventracor is a global medical device company that has developed a blood pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in heart failure. The company hopes to bring the VentrAssist™ to the global market in record time, and expects to obtain a significant share of the huge potential market.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
+ 61 2 9406 3086

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

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